Exhibit 99.20

CONSENT OF  P. De MARK

I hereby consent to the use of my name in connection with the following document, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral resources estimates of the Pilar de Goias Project; and

2.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Pilar de Goias Project and the properties described therein.

Date: March 31, 2008

/s/ Pamela De Mark
Name: Pamela L. De Mark, BAppSc (App Geo)
(Hons), MAusIMM
Title: Senior Consultant, Snowden Mining
Industry Consultants Inc.